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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66742

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Anovest Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3225 Shallowford Road, Suite 220
(No. and Street)

Marietta	**GA**	**30062**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lois Bafas	**(770) 971 - 7117**	**lbafas@anovest.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09		3514	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthanasios N. Bafas _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Anovest Financial Services, Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Lori Jo Golden

[Notary seal: LORI JO GOLDEN, NOTARY, EXPIRES GEORGIA 11/01/2028, PUBLIC, DEKALB COUNTY]

Signature: _____

Title: CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Anovest Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Anovest Financial Services, Inc. (the "Company")
as of December 31, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year
then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial
statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the
results of its operations and its cash flows for the year then ended in conformity with accounting principles generally
accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion
on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public
Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the
Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform
the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether
due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal
control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over
financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control
over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether
due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test
basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of
the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with
the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's
management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to
the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the
completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the
accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

March 2, 2026
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

ANOVEST FINANCIAL SERVICES, INC.
Financial Statements
For the Year Ended
December 31, 2025
With
Report of Independent Registered
Public Accounting Firm

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	46,902
Receivable from broker-dealers		13,673
Deposit with clearing broker		15,298
Accounts Receivable		3,041
Deferred Tax Asset		5,615
Other assets		8,523
Total Assets	$	93,052

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	40,301
Deferred income taxes		3,142
Total Liabilities	$	43,443

STOCKHOLDERS' EQUITY

Common stock, $1 par value, 500 shares authorized, issued, and outstanding		500
Additional paid-in capital		3,068
Retained earnings		46,041
Total Stockholders' equity	$	49,609
Total Liabilities and Stockholders' Equity	$	93,052

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2025

REVENUES		
Commissions	$	279,388
Mutual Funds		29,740
Total revenue	$	309,128
EXPENSES		
Employee compensation and benefits		202,093
Clearing costs		70,981
Technology and Communication costs		4,093
Occupancy		14,144
Other operating expenses		47,688
Total expenses	$	338,999
LOSS BEFORE INCOME TAXES		(29,871)
INCOME TAX BENEFITS		7,471
NET LOSS	$	($22,400)

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2025

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2024	$ 500	$ 3,068	$ 68,441	$ 72,009
Net Income (Loss)			(22,400)	$ (22,400)
Balance, December 31, 2025	$ 500	$ 3,068	$46,041	$ 49,609

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss $ (22,400)

NON-CASH ITEMS INCLUDED IN NET LOSS:
  Deferred tax benefits (7,471)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

Decrease in accounts receivable	9,241
Increase in other assets	(1,803)
Increase in accounts payable and accrued expenses	26,909
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,476

NET INCREASE IN CASH 4,476

CASH:
  Beginning of year 42,426

  End of year $ 46,902

The accompanying notes are an integral part of these financial statements.

NOTE -- A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business:

 The Company is a registered broker dealer organized under the laws of the state of Georgia
in June 2004. The Company is registered with the Securities and Exchange Commission,
the Financial Industry Regulatory Authority, the Municipal Securities Rulemaking Board,
and the securities commissions of appropriate states. The Company's primary business is
brokerage of publicly traded securities. Most of the Company's customers are in Georgia.

Cash:

 The Company maintains its demand deposits in a high credit quality financial institution.
Balances at times may exceed federally insured limits.

Income Taxes:

 Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the
expected future tax consequences when the reported amounts of assets and liabilities are
recovered or paid. They arise from differences between the financial reporting and tax bases
of assets and liabilities and are adjusted for changes in tax laws and tax rates when those
changes are enacted. The provision for income taxes represents the total of income taxes paid
or payable for the current year, plus the change in deferred taxes during the year. The
Company provides deferred taxes for differences in the timing of deductions for book and
tax reporting purposes principally related to a net operating tax loss carryforward and the use
of the cash basis of accounting for income tax purposes.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for
Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to
determine if they are more likely than not to be sustained if the taxing authority examines the
respective position. A tax position includes an entity's status and the decision not to file a
return. The Company has evaluated each of its tax positions and has determined that no
provision or liability for income taxes is necessary.

Estimates:

 Management uses estimates and assumptions in preparing financial statements in accordance
with generally accepted accounting principles. Those estimates and assumptions affect the
reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary
from the estimates that were assumed in preparing the financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition:

The Financial Accounting Standards Board (FASB) has issued a comprehensive revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:
- Identification of the contract with the customer,
- Identification of the performance obligation(s) under the contract.
- Determination of transaction price.
- Allocation of the transaction price to the identified performance obligation(s);and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes commission revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid overtime (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized as these fees are earned in accordance with the underlying agreements.

Accounts Receivable and Receivable from Clearing Broker Dealer:

Accounts receivable, including receivable from clearing broker-dealer, are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collections experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses was deemed necessary.

Date of Management's Review:

Subsequent events were evaluated through the date the financial statements were issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $32,430 which was $27,430 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .34 to 1.0.

NOTE C — INCOME TAXES

The provision for income taxes is summarized as follows:

Deferred Income tax benefit $ 7,471

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences on December 31, 2025, relate primarily to a net operating loss carry forward and use of the cash basis of accounting for income tax reporting.

The deferred tax liability as of December 31, 2025, arises from accrual to cash timing differences and the deferred tax asset arises from a net operating loss carry forward to future years of approximately $25,000.

NOTE D — OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E — CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

NOTE F — RELATED PARTIES

The Company has a rental agreement with its stockholders. The rental agreement, which may be canceled at any time, requires that the Company pay the stockholders for the use of office premises and 50% of utilities, insurance, real estate taxes and assessments. The amount paid pursuant to the rental agreement for 2025 was approximately $14,143.

The Company also paid other parties related to the stockholders' fees for services that totaled $1,600 during 2025.

There are no balances due from or to related parties at December 31, 2025.

Results of operations could differ from the amounts in accompanying financial statements if these related party transactions did not exist.

NOTE G — RETIREMENT PLAN

The Company has a profit-sharing plan with a 401(k), salary reduction plan feature, covering substantially all full-time employees. Company contributions are discretionary. Employer contributions expensed for 2025 were $29,392.

NOTE H — CLEARING BROKER-DEALER

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $15,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the clearing arrangement.

NOTE I—SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer offering services to retail investors. As a broker-dealer it conducts the following business: retailing corporate equity securities and over-the-counter securities; selling corporate debt securities; mutual fund retailer; municipal securities broker; selling variable life insurance or annuities; solicitor of time deposits in financial institutions; put and call broker or option writer; and non-exchange member arranging for transactions in listed securities by exchange member. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reporting segment. Because the CODM manages the business activities using information of the Company as a whole, the accounting policies used to measure the profit and loss of the segment are the same as those described in summary of significant accounting policies.

SUPPLEMENTAL INFORMATION


SCHEDULE I
ANOVEST FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2025


NET CAPITAL:

Total stockholders' equity	$ 49,609
Less non-allowable assets:	
Accounts receivable, non-allowable	(3,040)
Other assets	(8,524)
Deferred Tax asset	(5615)
	(17,179)
Net capital before haircuts	32,430
Less haircuts	-
Net capital	32,430
Minimum net capital required	5,000
Excess net capital	$ 27,430
Aggregate indebtedness, liabilities less deferred taxes and employee retirement plan contribution	$ 10,909
Minimum net capital based on aggregate indebtedness	$ 727
Ratio of aggregate indebtedness to net capital	.34 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2025.

There is no significant difference between net capital as reported in Part IIA of Form X-17a-5 and net capital as reported above.

ANOVEST FINANCIAL SERVICES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Anovest Financial Services, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Anovest Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Anovest Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Anovest Financial Services, Inc. stated that Anovest Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Anovest Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Anovest Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 2, 2026
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC



ANOVEST FINANCIAL SERVICES, INC'S EXEMPTION REPORT

Anovest Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers). This Exemption report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2025, without exception.

Athanasios N. Bafas

January 27, 2026

Anovest Financial Services, Inc
3225 Shallowford Road, Suite 220
Marietta, Georgia 30062
T 770.971.7117
F 770.971.7236
800.927.9205

Member FINRA, MSRB & SIPC